Exhibit 3.02(i)
AMENDMENT TO THE OPERATING AGREEMENT

THIS AMENDMENT TO THE FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT dated as of February 29, 2012 (the “Agreement”) of ML Winton FuturesAccess LLC is made as of September 30, 2012 (the “Amendment”) by Merrill Lynch Alternative Investments LLC, a Delaware limited liability company (the “Sponsor”) and the Investors.  Capitalized terms used herein but not defined shall have the same meanings assigned to them in the Agreement.

WHEREAS, the Sponsor and the Investors entered into the Agreement; and

WHEREAS, the Sponsor wishes to amend the Agreement with effect as of the date set forth above pursuant to Section 10.03 of the Agreement as follows.

NOW IT IS HEREBY AGREED as follows:

1.	Section 2.04(d) of the Agreement be deleted in its entirety and replaced with the following:

“Operating expenses shall be allocated among the Units pro rata based on their respective Net Asset Values as of the beginning of the Accounting Period.”

2.	The first sentence of Section 3.02(a) of the Agreement be deleted in its entirety and replaced with the following:

“Timing and Amount of Redemptions.  Subject to this Section 3.02, an Investor shall be entitled to redeem all or part of such Investor’s Units effective as of (i) the 15th calendar day of each month and/or (ii) the last calendar day of each month (each, a “Redemption Date”), upon providing oral or written notice by the “Subscription/Redemption Notice Date,” which is eight business days prior to the 1st and 16th of every month; provided that the Sponsor, at any time in its discretion, may discontinue allowing redemptions as of the 15th calendar day of each month on a going forward basis.”

3.	The first sentence of Section 3.04(c) of the Agreement be deleted in its entirety and replaced with the following:

“Units mandatorily redeemed shall be redeemed as of the specified Redemption Date without any further action on the part of the affected Investor, and the provisions of Sections 3.02 and 3.07 shall apply.”

4.	The first sentence of Section 6.01 of the Agreement be deleted in its entirety and replaced with the following:

“The Sponsor may, as of as of the 1st and 16th calendar day of each month (or as of such other times as the Sponsor may deem appropriate), admit one or more new Investors by issuing to such Investor(s) Units of the appropriate Class.”

5.	The following be added immediately after Section 10.16 of the Agreement as a new Section 10.17:

“SECTION 10.17.  SEMI-MONTHLY LIQUIDITY.  The Sponsor may adjust the allocation and other provisions of this Agreement so as equitably to reflect the ability of Investors to subscribe and redeem on a semi-monthly basis and amend this Agreement to reflect such adjustments pursuant to Section 10.03.”

6.	Except as specifically amended hereto, the Agreement is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

7.	The governing law, counterparties, method of execution, rules of interpretation, notice and other procedural provisions set forth in the Agreement shall be equally applicable to this Amendment.

IN WITNESS WHEREOF the parties hereto have entered into this Amendment on the date first above written.

INVESTORS:			SPONSOR:

By:	Merrill Lynch Alternative Investments LLC		Merrill Lynch Alternative Investments LLC
Attorney-in-Fact
By:	/s/ Jeff McGoey		By:	/s/ Jeff McGoey
	Name:	Jeff McGoey		Name:	Jeff McGoey
	Title:	Vice President - Merrill Lynch Alternative Investments		Title:	Vice President - Merrill Lynch Alternative Investments